TALISMAN ENERGY
 2013 GUIDANCE AND INVESTOR OPEN HOUSE
WEBCAST

CALGARY, Alberta – March 1, 2013 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) will host its investor open house on Wednesday, March 6, 2013 at 8:30 am – 12:00 pm Eastern Time (6:30 am – 10:00 am Mountain time). Participants will include Hal Kvisle, President and Chief Executive Officer, and members of senior management. Talisman plans to release its 2013 guidance on March 6, 2013, before markets open.

Details of Webcast

The event will be webcast and can be accessed by going to Talisman's website (www.talisman-energy.com) and following the links from the home page. Alternatively visit:

http://www.meetview.com/Tal20130306/

If you have not used a webcast before, please log in beforehand and test your system to ensure you have the proper software installed on your computer.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at HTUwww.talisman-energy.comUTH.

For further information, please contact:

Media and General Inquiries:                                                                 Shareholder and Investor Inquiries:
Phoebe Buckland                                                                                     Lyle McLeod
Manager, External Communications                                                      Vice-President, Investor Relations
Phone:  403-237-1657  Fax: 403-237-1210                                        Phone:  403-767-5732 Fax: 403-237-1902
E-mail:  HTUtlm@talisman-energy.comUTH                                                       E-mail:  tlm@talisman-energy.comUT

03-13